SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Commission File Number 1-12356

DAIMLERCHRYSLER AG

(Translation of registrant’s name into English)

EPPLESTRASSE 225, 70567 STUTTGART, GERMANY

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F   ☒                    Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   ☐             No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                           ]

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of DaimlerChrysler North America Holding Corporation (Registration Statements Nos. 333-123535 and 333-13160) and the registration statements on Form S-8 (Nos. 333-5074, 333-7082, 333-8998, 333-86934 and 333-86936) of DaimlerChrysler AG

DAIMLERCHRYSLER AG

FORM 6-K: TABLE OF CONTENTS

1. Press Release: DaimlerChrysler Creates New Management Model

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that reflect management’s current views with respect to future events. The words „anticipate,” „assume,” „believe,” „estimate,” „expect,” „intend,” „may,” „plan,” „project” and „should” and similar expressions identify forward-looking statements. Such statements are subject to risks and uncertainties, including, but not limited to: an economic downturn in Europe or North America; changes in currency exchange rates, interest rates and in raw material prices; introduction of competing products; increased sales incentives; the successful implementation of the CORE program by the Mercedes Car Group and the new business model for smart; supply interruptions of production materials, resulting from shortages, labor strikes or supplier insolvencies; the resolution of pending governmental investigations; and decline in resale prices of used vehicles. If any of these or other risks and uncertainties occur (some of which are described under the heading “Risk Report” in DaimlerChrysler’s most recent Annual Report and under the heading “Risk Factors” in DaimlerChrysler’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission), or if the assumptions underlying any of these statements prove incorrect, then actual results may be materially different from those expressed or implied by such statements. We do not intend or assume any obligation to update any forward-looking statement, which speaks only as of the date on which it is made.

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DaimlerChrysler Creates New Management Model

•      Integration leads to organization that is faster, more flexible, leaner and more efficient

•      Together with other ongoing efficiency programs, G&A costs are expected to be reduced by 1.5 billion Euros per year, G&A staff reduced by up to 20 percent over three years

•      Supervisory Board agrees to realignment of functions within the Board of Management

DaimlerChrysler today introduced a new management model designed to enhance competitiveness and promote further profitable growth. The new model will further integrate the company's functions, focus the operations within DaimlerChrysler on core processes, and encourage internal collaboration.

Among structural changes is a consolidation and integration of G&A functions, such as Finance and Controlling, Human Resources and Strategy.  These areas will be centralized to report to the respective head of that function throughout the entire company.  Redundancies between staff functions at the corporate and operating levels will be eliminated, thereby reducing the complexity of the organization.   A more integrated G&A organization will result in more consistent processes, and reporting and decision-making will become shorter, faster and more efficient. The new model is designed to enhance competitiveness and promote further profitable growth.

The consolidation of corporate functions will occur throughout the company.  The earlier decision for Dieter Zetsche to serve a dual role as Chairman of the Board of Management and concurrently as Head of the Mercedes Car Group, will now be reflected in the organizational structure as well.  BoM members Bodo Uebber and Rudiger Grube will also continue to have dual roles:  Uebber for Finance and Controlling, as well as DaimlerChrysler Financial Services; Grube for Corporate Development (including Information Technology) and DaimlerChrysler’s participation in EADS (European Aeronautic Defense and Space company).  That will effectively reduce the number of BoM members to nine (from 12 about one year ago).

Corporate-wide Research and Technology will be merged with product development of Mercedes Car Group under BoM member Thomas Weber.

The Commercial Vehicles Division under BoM member Andreas Renschler will focus on commercial trucks as its core business and operate under the name Truck Group, while the Bus and Van business will be reported elsewhere.   The following operations

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will continue in Truck Group:  Trucks Europe/Latin America (Mercedes-Benz), Trucks NAFTA (Freightliner, Sterling, Thomas Built Buses), Mitsubishi Fuso Bus and Truck Corporation, and Truck Product Creation.

Together with other ongoing efficiency programs (such as MCG’s CORE program), G&A costs are expected to be reduced by 1.5 billion Euro per year.   The net effect of today’s announcement will be 1 billion Euro per year.

Preparation to implement this comprehensive program will start immediately, and take three years to fully implement.  It is expected to require an overall expenditure of about 2 billion Euros from 2006 to the end of 2008.

Due to the elimination of redundancies, consolidation of staffs and optimization of processes, headcount will be reduced by up to 6,000 employees over the three-year span.  This represents roughly 20 percent of general and administrative staff (30 percent at management levels). These reductions will take place in G&A functions around the world.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DaimlerChrysler AG

	By:	/s/ ppa.	Robert Köthner
		Name:	Robert Köthner
		Title:	Vice President
Chief Accounting Officer

	By:	/s/ i.V.	Silvia Nierbauer
		Name:	Silvia Nierbauer
		Title:	Director

Date: January 24, 2006